Mail Stop 3561

April 23, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Timothy R. Wallace

Chief Executive Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

> **Re: Trinity Industries, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 21, 2008**
> **File No. 1-06903**

Dear Mr. Wallace:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Consolidated Balance Sheets, page 36

1. From your disclosure regarding investing activities, it appears that the amount of other assets pertaining to TRIP Leasing, exceeds 5% of total assets. Consider adding note disclosure or creating a separate line item pursuant to Rule 5.02 of Regulation S-X.

Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 39

2. You state that revenues for contracts providing for a large number of units and few deliveries are recorded as the individual units are produced, inspected, and accepted by the customer. With regard to acceptance by the customer, please tell us whether risk of loss passes to the customer upon their pre-delivery acceptance.

Other

3. To the extent material, please disclose your accounting policy for maintenance costs.

Note 2. Acquisitions and Divestitures, page 43

4. We note that during 2007, you acquired certain businesses for a cash purchase price of approximately $58 million plus 325,800 shares of Trinity common stock valued at $11.7 million, additional future cash consideration of $10.7 million to be paid during the next three to five years, and contingent payments not to exceed $6 million. It is unclear whether any of these acquisitions were material or whether they were treated as one acquisition, and thus discussed collectively. Please expand your disclosure to clarify to this effect. In light of the fact that these acquisitions appear material in the aggregate, please disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill in accordance with paragraph 51c of SFAS No. 141.

5. Furthermore, please discuss the nature of the intangible assets acquired that met the recognition criteria in paragraph 39 of SFAS No. 141, and your basis for assigning useful lives. We may have further comment upon receipt of your response.

Note 5. Equity Investment, page 48

6. We note your description of the terms of the TRIP-related transactions. We believe it would be useful to investors if you not only disclosed the terms of the transactions, but explained the purpose behind the transaction and how its terms were structured. For example, please tell us and revise to disclose the purpose of purchasing 20 percent of the equity in TRIP Holdings LLC, how the purchase price was determined, the substance of the $13.8 million in structuring and placement fees is, where you expense the fees in the income statement, what you receive in exchange for the remaining $27.7 million equity commitment, whether the terms of the initial equity investment and the remaining equity commitment were negotiated in conjunction with and in contemplation of the agreement for TRIP to purchase $1.4 billion in railcars and, if so, how fair values were determined for each transactional element.

Note 9. Warranties, page 52

7. Please tell us and revise to disclose how the estimated cost of product warranties is determined. Please also disclose the nature and terms of your warranties.

Other

8. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a

Mr. Timothy R. Wallace
Trinity Industries, Inc
Page 4
April 23, 2008

       company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Effie Simpson at (202) 551-3346, or Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

         Sincerely,

         Linda Cvrkel
         Branch Chief

Via Fax: Mr. William A. McWhirter, CFO
        (214) 589-8910